EXHIBIT 99.5

                                     R E D
                                 RALPH E. DAVIS
                                ASSOCIATES, INC.

                                  April 2, 2014

Three Forks, Inc.
555 Eldorado Blvd, Suite 100
Broomfield, CO 80021

Attention:   Mr. Chuck Pollard
             President

                                                  Re: End of Year Reserve Report
                                        Louisiana, Oklahoma and Texas Properties
                                           SEC Price Deck with Abandonment Costs
                                                         As of December 31, 2013
Mr. Pollard:

At your request the firm of Ralph E. Davis Associates, Inc. ("Davis") of Houston, Texas USA, has prepared an estimate of oil and natural gas reserves on specific leasehold interests in which Three Forks, Inc. ("TFI") holds interests in. The purpose of this report is to present a summary of our estimate of the proved developed producing, proved developed non-producing and proved undeveloped reserves that are anticipated to be produced from those leaseholds and remaining as of December 31, 2013. The subject properties are located in the states of Louisiana, Oklahoma and Texas and meet the criteria of proved reserves as outlined in the following reserve criteria.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210--Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application ss. 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2013, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study related to our estimate of the Total Proved Reserves attributable to TFI and remaining to be produced as of December 31, 2013 are as follows:

Three Forks, Inc. Reserve Report                                   April 2, 2014
SEC Price Deck With Abandonment Costs                                Page 2 of 5
As of December 31, 2013

                            ESTIMATED PROVED RESERVES
                            NET TO THREE FORKS, INC.
                             AS OF DECEMBER 31, 2013
                          NON-ESCALATED SEC PRICE DESK


                   Net Oil, Net Gas, Net Exp., Net Invest.,   FNR,      PV-10,
Reserves Category    MBL      MMCF       M$         M$         M$         M$
------------------ -------- -------- --------- ------------ --------- ----------
PROVED
Dev. Producing       242.9    187.0  $ 8,041.5    $  725.1  $15,245.0 $ 9,501.9
Dev. Non-Producing   193.5      0.0  $ 4,157.8    $1,291.8  $13,636.2 $ 8,383.1
Undeveloped           44.4    167.3  $   606.4    $  913.7  $ 2,954.2 $ 1,381.6
Shut-In                0.0      0.0  $     0.0    $  211.8  $  -211.8 $   -17.3
------------------ -------- -------- --------- ------------ --------- ----------
TOTAL PROVED         480.7    354.3  $12,805.7    $3,142.4  $31,623.7 $19,249.3

NOTE: THERE MAY BE DIFFERENCES IN THE ADDITION AS A RESULT OF COMPUTER PROGRAM ROUNDING OF NUMBERS

Gas volumes are expressed in million cubic feet (MMCF) at the official temperature and pressure bases where the gas reserves are located.

A summary presentation by reserve category at the scheduled price scenario is included behind the economic summary analysis tab. An additional presentation by reserve category by producing area is also included in the presentation of the report.

DISCUSSION

The scope of this study was to review basic information and supporting data and prepare estimates of the proved reserves attributable to the interests of TFI. Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by TFI.

The quantities presented herein are estimated reserves of oil and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.

This evaluation has been prepared in accordance with the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" as proclaimed by the Society of Petroleum Engineers", the SPE Standards.

The properties evaluated are to be operated Five Jabs for all wells in Louisiana, by Blue Quail for the wells in Oklahoma, by TFI for the wells in Archer County Regular field in Texas and by Five Jab for the remaining wells in Texas. All proved developed producing as well as non-producing properties were reviewed for this evaluation. All data was made available by TFI. Data provided includes well logs, sub-surface maps, timing of future development, drilling and investments.


                    Texas Registered Engineering Firm F-1529

Three Forks, Inc. Reserve Report                                   April 2, 2014
SEC Price Deck With Abandonment Costs                                Page 3 of 5
As of December 31, 2013


DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by TFI or were obtained from public sources. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by TFI. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data were provided by TFI and were utilized to estimate the direct cost of operation for each property or producing unit. Certain historical costs of operation are charged against a producing unit or group of wells in addition to those individual well costs that may be scheduled for an area.


RESERVE ESTIMATES

The reserves presented in this report have been estimated using engineering and geological methods widely accepted in the industry. For the proved developed producing, the estimates were made when considered to be definitive, using performance methods that utilize extrapolations of various historical data.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of oil that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. The reserves are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.


PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by TFI due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

                    Texas Registered Engineering Firm F-1529

Three Forks, Inc. Reserve Report                                   April 2, 2014
SEC Price Deck With Abandonment Costs                                Page 4 of 5
As of December 31, 2013


PRICING PROVISIONS

The unit price used throughout this report for crude oil and natural gas is based upon an SEC price scenario of a fixed future price of $96.78 per BO and $3.67 per MMBtu. This price was then adjusted, on a per field bases, to reflect received price variations due to quality, transportation costs, and other factors that are field specific and have an effect on the received price. This adjustment was determined by using the Cushing WTI posted prices for oil or Henry Hub posting for gas for the first trading day of each month from January 2013 through December 2013 and averaged for the year. This price was compared to the average price received in 2013 for each respective field and then the difference was applied as the adjustment to the base oil and gas price.

OIL - The unit price used throughout this report for oil reserves is based upon a price of $96.78 per bbl and then adjusted by the field differential, if any, which is represented below in Table 1. This price was held constant throughout the life of the properties. Prices for oil reserves scheduled for initial production at some future date were estimated using current prices on the same properties.

NATURAL GAS - The unit price used throughout this report for gas reserves is based upon a price of $3.67 per MMBtu and then adjusted by the field differential, if any, as shown in Table 1 below. This price was held constant throughout the life of the properties. Prices for gas reserves scheduled for initial production at some future date were estimated using current prices on the same properties.

                                     TABLE 1

----------------------- --------------------------- ----------------------------
        FIELD            OIL PRICE ADJUST. - $/BBL   GAS PRICE ADJUST. - $/MMBTU
----------------------- --------------------------- ----------------------------
ARCHER CO. REGULAR                   -                            -
----------------------- --------------------------- ----------------------------
CHARENTON                         + 10.13                         -
----------------------- --------------------------- ----------------------------
CONROE                             + 5.93                      + 1.09
----------------------- --------------------------- ----------------------------
E. BASILE                          + 7.35                         -
----------------------- --------------------------- ----------------------------
FENRIS                             + 3.92                         -
----------------------- --------------------------- ----------------------------
JASPER                             + 8.36                         -
----------------------- --------------------------- ----------------------------
JOE'S LAKE WEST                      -                            -
----------------------- --------------------------- ----------------------------
N. LAKE CARL BLACKWELL               -                            -
----------------------- --------------------------- ----------------------------
JASPER                               -                            -
----------------------- --------------------------- ----------------------------
JOE'S LAKE WEST                      -                            -
----------------------- --------------------------- ----------------------------
PINK PROSPECT                        -                            -
----------------------- --------------------------- ----------------------------
SPORTSMAN LAKE                       -                            -
----------------------- --------------------------- ----------------------------


FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses, estimated future well abandonment costs and applicable state and local taxes. Estimated future capital for development was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

                    Texas Registered Engineering Firm F-1529

Three Forks, Inc. Reserve Report                                   April 2, 2014
SEC Price Deck With Abandonment Costs                                Page 5 of 5
As of December 31, 2013

Direct lease operating expense includes estimated value for future operations were provided by TFI and are accepted as reasonable. Lease operating expenses and/or capital costs for drilling and/or major workover expense were held flat throughout the producing life of the properties.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.


GENERAL

Three Forks, Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this report. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

Titles to the evaluated properties have not been examined by Ralph E. Davis Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our evaluation were obtained from Three Forks, Inc., or from public information sources. A field inspection of the properties was not made.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Three Forks, Inc. or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.


                                  Very truly yours,
                                  RALPH E. DAVIS ASSOCIATES, INC.

                                  /s/ David G. Cole


                                  David G. Cole
                                  Sr. Reservoir Engineer

                                                                STATE OF TEXAS
                                  /s/ Allen C. Barron                SEAL
                                                                ALLEN C. BARRON
                                  Allen C. Barron, P.E.              49284
                                  President                        LICENSED
                                                                 PROFESSIONAL
                                                                   ENGINEER


                    Texas Registered Engineering Firm F-1529